EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Interests of Named Experts and Counsel” in the Registration Statement (Form S-8) pertaining to the Laureate Education, Inc. 2005 Stock Incentive Plan, the Laureate Education, Inc. 401(k) Retirement Savings Plan, and to the Nonqualified Stock Option Agreement with Rosemarie Mecca and to the incorporation by reference of our reports dated March 10, 2006, with respect to the consolidated financial statements and schedule of Laureate Education, Inc., Laureate Education, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Laureate Education, Inc. included in Amendment No. 1 to its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Baltimore, Maryland
Date:	October 2, 2006